DIEMlife

Main Street · Technology · Software · Community · B2B

Platform helping organizations manage communities & events

DIEM.LIFE NEW YORK NEW YORK





Co-founder Tim Midgley's widowed mother Candy was struggling with her well-being, and her condition was worsening. She didn't have the support she once did to overcome serious challenges. We took that as a challenge of our own - to create an online community that helps people tackle obstacles head-on and achieve their most important ambitions.

Timothy Midgley CEO @ DIEMlife

Why you may want to support us...

1. Five enterprise customers with annual platform subscriptions, avg $4500 ARR from 4 Universities.
2. Focusing on digital health & wellness - $371B market with 28.5% CAGR
3. CEO has 20 years of startup and corporate experience, CLO is Juilliard trained performer and coach.
4. $140K of fundraising & ticketing volume handled year to date. 114% avg growth last 3 Q's.
5. Strategic partnership with Syracuse University- national campaign launching in 2020.
6. Angel investors: Spartan Race co-founder, 8 time Tony award winning producer, former CEO of Citadel

WE'VE RAISED $350,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Timothy Midgley

CEO

20+ years of tech startup and corporate experience. Competed in some of the world's toughest ultra-endurance challenges- placed 3rd at the Spartan Summer Death race.



Yoo Sun Park

CLO

Juilliard trained performer and coach experienced in fitness and personal development, "Elevating the Alum" creator and event producer.



David Tuttle

VP of Engineering

Startup veteran. Led teams in mobile, PC, and cloud development. Built the world's largest Wi-Fi platform at Devicescape. Harvard grad.



Samaya Sinha

Digital Designer

UI UX designer, product strategist, startup cheerleader!

Tiffany Gallagher

Tourism, Sales, and Marketing Advisor



Yewen Tang

Digital Design Intern

In the news

Syracuse RN giving thanks for camaraderie, community donated meals

Every day is different for nurses, but during the COVID-19 pandemic - the skill of adapting has become vital. Correy Wilmer, an RN at St. Joseph's Health in Syracuse, says his team has been doing well with

May 6, 2020 @ cnycentral.com

Struggling Syracuse restaurants team up to feed hospital workers through donations

Syracuse, N.Y. -- Struggling restaurants and hungry front-line workers in hospitals will both get a hand up from a new charity effort: An Unexpected Voyage: COVID-19. The website will collect donations from

March 30, 2020 @ syracuse.com

GMHEC launches first digital wellness collaboration with DIEMlife - The Green Mountain Higher Education Consortium

Shelburne, VT - March 25, 2020 - The Green Mountain Higher Education Consortium (GMHEC) and DIEMlife today launched their Wellness Quest initiative, the first digital health technology collaboration for faculty and

March 25, 2020 @ gmhec.org

CUTS FOR A CAUSE: Area Hair Stylists Raise Funds and Confidence for Hudson County Residents in Need - hmag

A few weeks back, a group of hairstylists from all over the region brought their talents to the Hoboken Shelter to provide those in need with the amazing sense of renewal a haircut brings.

May 8, 2019 @ hmag.com

Downloads

DIEMlife-Wefunder-Deck-2020.pdf

There is no platform that enables organizations to effectively manage the wellness of their communities. So we built one.

DIEMlife® helps organizations streamline workflows across events, fundraisers, and wellness initiatives -- all in one place. We have four universities paying us for annual subscriptions, and a growing number of use cases from non profits and individuals.

Organizations use our platform to manage Quests®

Quests are very flexible and can track any goal, from the big picture to the smallest of details.

FUNDRAISING

EVENT TICKETING

COMMUNITY MANAGEMENT

Our inspo

Co-founder Tim Midgley's widowed mother Candy was struggling with her well-being and her condition was worsening. She didn't have the support she once did to help her overcome serious challenges. We took that as a challenge of our own, to create an online community that helps people meet obstacles head-on and achieve their most important ambitions.



We realized organizations need this!

After helping our own family, we soon realized that managing the wellness of communities with mission focused, cross-channel events, campaigns, and fundraisers is a massive problem. A problem we are fully committed to face and will relentlessly work on solving.


DIEMlife Overview
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We set up the business

We added some cool features like event ticketing and fundraising and started making money working with fantastic organizations like the Boys and Girls Club of America. We were awarded trademarks for QUEST® and DIEMLIFE® and closed our Angel round.

> *"DIEMlife gave us a new and exciting way to interact with our donors. Instead of processing gifts as transactions, we were able to offer our supporters a unique donor experience inclusive of an online community of other like-minded people. DIEMlife created a community platform for our donors to give and receive inspiration."*
>
> *Samantha Nottingham, Kips Bay Boys & Girls Club Director of Development*

This is the brand video we made to share with potential customers:



DIEMlife for your Business
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DIEMLIFE
FOR YOUR
TEAM

The market for digital health is massive:



$371 Billion digital health market opportunity by 2025
GROWING AT A BLISTERING
28.5% CAGR (2020-2026)*
$400B
$200B
$0
2020
2020
2021
2024
2025
*Projections not guaranteed, Research based on Global Market Insights Digital Health Market Share Trends 2020-2026 Growth Report

We started selling annual subscriptions

It was tough at first- we needed to meet Web Content Accessibility Guidelines (WCAG) , create new agreements, get insurance, and convince decision makers to invest time and money into our platform. To date we've sold annual subscriptions to Syracuse University, Claremont Lincoln University, SUNY Oswego, GMHEC (a collaborative endeavor of three Vermont colleges: Champlain, Middlebury, and St. Michael's Colleges), and the Main Street First in Little Falls, NY.

> *"We are so excited to be part of the DIEMlife family. Their values are in direct alignment with those of the Consortium and I'm confident that this platform will elevate our ability to enhance faculty and staff well-being at our member schools"*
>
> *Rebecca Schubert, GMHEC's Employee Well-being Program Coordinator*

DIEMlife steps up big in the wake of Covid-19

Used our platform to raise $100k for Covid-19 relief and coordinate delivery and payment of 5,000 meals from 12 restaurants to over 25 hospitals

Wefunder launches to build better humans and give everyone ownership in our company!

Investor Q&A

— COLLAPSE ALL

What does your company do?

We help organizations engage with their communities in ways they can't on traditional social media platforms. Typically, initiatives are not well organized or well connected across channels. Our platform helps launch events, fundraisers, and campaigns - linking points of action all in one place.

Where will your company be in 5 years?

Our goal is for DIEMlife to become the world's largest social network of action. We hope that every organization will use DIEMlife to engage with their communities (this cannot be guaranteed). Through this, we can better understand how people engage with others and launch their ideas. We have five enterprise clients including four universities with annual platform subscriptions and a growing pipeline of national campaigns planned for 2020 and beyond.

Why did you choose this idea?

Co-founder Tim Midgley's widowed mother Candy was struggling with her well-being, and her condition was worsening. She didn't have the support she once did to overcome serious challenges. We took that as a challenge of our own - to create an online community that helps people tackle obstacles head-on and achieve their most important ambitions.

How far along are you? What's your biggest obstacle?

We have built and proven our enterprise sales process. We are earning commissions on ticketing and fundraising revenues. We have built out our mobile and web platform.

Our biggest obstacle is building a full team to handle sales onboarding and account management.

Who competes with you? What do you understand that they don't?

After talking to hundreds of organizations around the world - what they told us shocked me:
1. Facebook, Twitter, Eventbrite, GoFundMe (even all together) still fall short of helping them engage with their communities in a deep enough way, especially in health and wellness.
2. None of these platforms are even close to changing or adapting to address this.
3. Orgs want a central place to do this, but don't have one.

How will you make money?

We already make money! We are focused on growing our monthly recurring platform subscriptions, but we also make money on platform fundraising, event ticketing fees, and professional services.

Add:
CLV:CAC
TAM (Bottom up)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. Having proven our Enterprise sales process, a risk is being able to scale this up to a bigger team.
2. Sometimes organizations need more help in onboarding on to our platform, so over time we need to efficiently build out this process.

Why did you choose to focus your idea on organizations?

After helping our own family, we soon realized that managing the wellness of communities with mission focused, cross-channel events, campaigns, and fundraisers is a massive problem but also an opportunity that we are fully committed to face and will relentlessly work on solving.

Does a bad economy affect the company?

Four months ago, nobody could have predicted we would be living in our current situation. Cities have shut down, economies have started to shrink, hospitals are full, public spaces are empty, and many parents now have to juggle working from home while also playing teacher to their children whose schools have closed for the foreseeable future. COVID-19 has profoundly altered all aspects of society.

During times of disruption and uncertainty, DIEMlife provides the perfect platform for communities and individuals to connect and adapt in the face of unexpected crisis situations. We help members add purpose and meaning to their lives by helping them set goals, called Quests. Whether it is individual or community-based, identifying and defining each Quest allows for tangible outcomes while allowing each member to connect on a larger scale and work together. Oftentimes in crisis situations even the smallest of goals can seem impossible. However here at DIEMlife, no Quest is impossible – and certainly no Quest is insignificant when it comes to physical and mental health, or when it comes to helping others.

How big can you be?

When you're building a world of Quests, you don't ask yourself this question. The most famous Quests succeed in good company - Frodo didn't save middle-earth by himself, and Dorothy did not get back to Kansas alone.

By allowing everyone to be an owner of our company, we plan to explode the number of new Quests on our platform and grow exponentially from the network effect driven by every epic goal we support and help succeed.